UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934
        For the fiscal year ended December 31, 2005

OR

[  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934
        For the transition period from ______________ to ______________

        Commission file number     1-5128

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
        Meredith Savings and Investment Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
        Meredith Corporation
        1716 Locust Street
        Des Moines, Iowa 50309-3023

REQUIRED INFORMATION

4.   Financial Statements and Supplemental Schedule for the Plan

The Meredith Savings and Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1 - 3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2005 and 2004, and for the year ended December 31, 2005, and supplemental schedule as of December 31, 2005, have been examined by KPMG LLP, Independent Registered Public Accounting Firm, and their report is included herein.

EXHIBITS

23.   Consent of an Independent Registered Public Accounting Firm, KPMG LLP

MEREDITH SAVINGS AND INVESTMENT PLAN

Financial Statements as of December 31, 2005 and 2004,
and for the Year Ended December 31, 2005,
Supplemental Schedule as of December 31, 2005,
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS
Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3
Notes to Financial Statements	4

Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005	8

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Meredith Savings and Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Meredith Savings and Investment Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The supplemental information included in the schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Des Moines, Iowa
June 26, 2006

Meredith Savings and Investment Plan
Statements of Net Assets Available for Benefits

Assets	December 31,	2005	2004

Investments, at fair value		$210,883,475	$195,013,738
Employer contribution receivable		25	-
Net assets available for benefits		$210,883,500	$195,013,738
See accompanying Notes to Financial Statements

Meredith Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,	2005

Additions to net assets attributed to
Contributions
Participant	$12,698,461
Employer	5,762,522
Rollovers	3,436,307
Total contributions	21,897,290
Dividend income	1,077,649
Net appreciation in fair value of investments	8,543,899
Total additions	31,518,838
Deductions to net assets attributed to
Benefits paid to participants	15,649,076
Increase in net assets available for benefits	15,869,762
Net assets available for benefits at beginning of year	195,013,738
Net assets available for benefits at end of year	$210,883,500
See accompanying Notes to Financial Statements

Meredith Savings and Investment Plan
Notes to Financial Statements

1. Description of Plan

The following description of the Meredith Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees of Meredith Corporation (Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Full and part-time employees are eligible to begin contributions to the Plan at any time. Temporary and on-call employees must work 1,000 hours and complete a year of service to be eligible to make Plan contributions. On a pretax basis, employees may contribute a maximum of 50 percent of their compensation to the Plan, subject to certain limitations. To be eligible to receive Company matching contributions all employees must complete a year of service in which they work at least 1,000 hours. The Company matches 100 percent of the first 3 percent of a participant's eligible compensation contributed to the Plan and 50 percent of the next 2 percent of a participant's eligible compensation contributed to the Plan. Additional amounts may be contributed at the discretion of the Company. No such additional discretionary contributions were made during the year ended December 31, 2005. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Individuals age 50 or older (and those who will turn 50 by the end of the calendar year) have the opportunity to make additional pretax contributions to the Plan if their contributions are otherwise limited by the tax laws or the Plan limit. Additional contributions cannot exceed the maximum amount allowed under the federal tax laws for that calendar year. The Company does not match additional contributions.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and Plan earnings.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested in the same investment options as the participant's contributions.

Vesting - Participants are immediately vested in their contributions, the Company's matching contributions, and investment earnings.

Payment of Benefits - On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account. Upon death or retirement a participant may elect to receive quarterly, semi-annual or annual installments, not to exceed 15 years.

2. Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties- The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

The Meredith Corporation Stock Fund (the Fund) is a fund that pools contributions among participants to buy common stock of Meredith Corporation and a certain amount of short-term investments. Common stock of the Company is purchased at the daily closing price as reported in the New York Stock Exchange (NYSE) composite. Ownership is measured in units of the Fund instead of shares of stock.

No Class B stock of the Company is publicly traded or available for sale. All Class B shares, however, are convertible to shares of the Company's common stock on a one-to-one basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses - Administrative expenses of the Plan are paid by the Company.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $287,200 at December 31, 2005.

3. Investments

The Plan's investments that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 2005 and 2004, are as follows:
	2005	2004

Meredith Corporation Stock Fund	$36,840,321	$39,055,166
Principal Large Cap Stock Index Separate Account	35,530,157	34,162,782
Wells Fargo Stable Return Fund	32,223,421	32,580,160
Principal Partners Large Cap Blend Separate Account	23,817,946	23,082,879
T. Rowe Price Small-Cap Stock Fund	20,424,083	17,877,801
American Funds EuroPacific Growth Fund	15,702,097	10,724,927
Principal Medium Company Blend Separate Account	12,501,219	10,140,590
Principal LifeTime 2030 Separate Account	10,589,393	-

During the year ended December 31, 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:
2005

Meredith Corporation Stock Fund and Class B shares	$(1,467,418)
Stable fund	1,278,903
Bond funds	(139,023)
Balanced funds	204,507
Moderate funds	1,157,332
Domestic stock funds	5,197,684
International stock fund	2,311,914
Net appreciation in fair value of investments	$8,543,899

4. Exempt Party-In-Interest Transactions

Certain Plan investments are shares in pooled separate accounts managed by the Principal Life Insurance Company (Principal). Principal is the Plan Administrator and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment.

At December 31, 2005 and 2004, the Meredith Common Stock Fund held 708,824 and 725,822 shares, respectively, of the common stock of Meredith Corporation, the sponsoring employer, with a cost basis of $18,528,793 and $18,322,052 respectively. In addition, at December 31, 2005 and 2004, the Plan held 22,758 and 25,242 shares, respectively, of the Company's Class B stock, with a cost basis of $87,200 and $99,672, respectively. During the year ended December 31, 2005, the Plan recorded dividend income from Company common stock of $409,704.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
At December 31,	2005

Net assets available for benefits per the financial statements	$210,883,500
Amounts allocated to withdrawing participants	(287,200)
Net assets available for benefits per the Form 5500	$210,596,300

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:
Year Ended December 31,	2005

Benefits paid to participants per the financial statements	$15,649,076
Amounts allocated to withdrawing participants as of December 31, 2005	287,200
Benefits paid to participants per the Form 5500	$15,936,276

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005, but not yet paid as of that date. There were no such amounts as of December 31, 2004.

MEREDITH SAVINGS AND INVESTMENT PLAN
EIN: 42 0410230 PLAN NUMBER 004 FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Pooled Separate Accounts
*	Principal Life Insurance Company	Principal Bond and Mortgage Separate Account	**	$2,160,105
*	Principal Life Insurance Company	Principal LifeTime Strategic Income Separate Account	**	780,723
*	Principal Life Insurance Company	Principal LifeTime 2010 Separate Account	**	3,349,488
*	Principal Life Insurance Company	Principal LifeTime 2020 Separate Account	**	3,283,875
*	Principal Life Insurance Company	Principal LifeTime 2030 Separate Account	**	10,589,393
*	Principal Life Insurance Company	Principal LifeTime 2040 Separate Account	**	1,880,077
*	Principal Life Insurance Company	Principal LifeTime 2050 Separate Account	**	1,425,676
*	Principal Life Insurance Company	Principal Large Cap Stock Index Separate Account	**	35,530,157
*	Principal Life Insurance Company	Principal Partners Large Cap Blend Separate Account	**	23,817,946
*	Principal Life Insurance Company	Principal Medium Company Blend Separate Account	**	12,501,219
				95,318,659

	Common Trust Fund
	Wells Fargo	Wells Fargo Stable Return Fund	**	32,223,421

	Registered Investment Companies
	T. Rowe Price Funds	T. Rowe Price Small-Cap Stock Fund	**	20,424,083
	The American Funds	American Funds EuroPacific Growth Fund	**	15,702,097
	Vanguard Group	Vanguard Total Bond Market Index Fund	**	9,183,750
				45,309,930

	Employer Securities
*	Meredith Corporation	708,824 shares of common stock	**	36,840,321
*	Meredith Corporation	22,758 shares of Class B stock	**	1,191,144
				38,031,465

				$210,883,475

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore is not included

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MEREDITH SAVINGS AND INVESTMENT PLAN (Name of Plan)

Dated: June 28, 2006	By	/s/ Suku V. Radia Suku V. Radia

Member of the Savings and Investment Plan Committee and Vice-President-Chief Financial Officer of Meredith Corporation (Principal Accounting and Financial Officer of Meredith Corporation)

Index to Exhibits

Exhibit Number	Item

23	Consent of Independent Registered Public Accounting Firm

E-1